FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F. X...... Form 40-F......

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- --------

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Notification on Receiving Shareholder's Counter-Proposal to Proposal to Change the Articles of Association of the company CEZ, a. s.

The Board of Directors of CEZ, a. s., with its registered office at Prague 4, Duhova 2/1444, Post Code 140 53, Identification Number: 45274649, pursuant to the provisions of Section 180, subsection 5 of the Commercial Code, publishes a counter-proposal of the shareholder Mr. Ing. Petr Podstavka to the proposal of the Board of Directors to amend the Articles of Association, which are to be submitted to the General Meeting of the Company on June 17, 2004 at 01:00 p.m. in TOP HOTEL, Prague 4, Blazimska 1781/4.

The counter-proposal of Ing. Petr Podstavka was delivered to the company on June 10, 2004 and reads as follows:

                                       I.

Clause  13 - Scope of the General Meeting
In Clause 13, Section 1, (m) the current wording should be deleted and replaced
-------------------------------------------------------------------------------
by the following:
------------------
"(m) decision over the investment intentions of the company exceeding, in each individual case, 5% of the registered capital and a decision on giving approval to the Board of Directors to alienate the company assets should the accounting value of such assets in each individual case within a relevant calendar year exceed 5% of the registered capital of the Company,"

                                       II.

Clause 34 (new clause 35) - Increase of the Registered Capital of the Company

In Clause 34 (new clause 35), the new paragraphs 2 and 3 should be inserted to
------------------------------------------------------------------------------
read as follows:
-----------------
"2. It is possible to grant an authorization to increase the registered capital for the maximum period of one year from the date on which the General Meeting agreed on increase of the registered capital.

3. The authorization must state the nominal value, type, form, and class of shares that are to be issued in order to increase the registered capital. The Board of Directors may within the scope of the authorization increase the registered capital repeatedly unless the overall amount of the increased registered capital exceeds the set limit stipulated under Section 1."


Opinion of the Board of Directors on Point I of the Counter-Proposal of the
---------------------------------------------------------------------------
Shareholder:
------------

The proposal of the Board of Directors is based on the amendment under Section 193, subsection 2 of the Commercial Code; however, in contrast to such amendments the Board of Directors needs the consent of the General Meeting at the phase of the investment intentions. In that sense, contrary to the amendment to the Commercial Code, the scope of powers of the General Meeting of the company is broadened. The proposal of the Board of Directors is based on the need for a more flexible decision-making process of the Board of

Directors and the Supervisory Board while performing the investment intentions and handling the company assets. Such flexible action would be significantly lowered if the counter-proposal of the shareholder is accepted, even if compared with the current amendments of the Articles of Association.


Opinion of the Board of Directors on Point II of the Counter-Proposal of the
----------------------------------------------------------------------------
Shareholder:
------------

The proposal of the Board of Directors is based on amendments under Section 210, subsection 3 of the Commercial Code, setting the maximum time frame of five years for the Board of Directors to increase the registered capital from the date the General Meeting took place and the increase of the registered capital was agreed on. The Board of Directors considered the proposed maximum period useful for the case in which the Board of Directors shall increase the registered capital in future.


                                                Board of Directors of CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                               CEZ, a. s.

                                                        ------------------------
                                                               (Registrant)
Date:  June 11, 2004

                                                            /s/ Libuse Latalova
                                                       By:______________________
                                                               Libuse Latalova
                                                               Head of Finance
                                                               Administration